UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange Release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

The “Shell” Transport and Trading Company, p.l.c.

Adoption of International Financial Reporting Standards

22 November 2004 - The Royal Dutch / Shell Group of Companies will today give a presentation on the accounting impacts of the adoption of International Financial Reporting Standards (IFRS) and aspects of Netherlands Generally Accepted Accounting Principles (GAAP) and US GAAP. The European Union has endorsed regulations that require listed European companies to comply with IFRS in 2005.

The highlights of that presentation are summarised below:

Financial statements

  The Royal Dutch / Shell Group will implement IFRS for publication of their financial statements in 2005 and provide comparative data for 2004. The 2005 Form 20-F will provide reconciliation to US GAAP.

  Impacts from IFRS arise from first time adoption choices and differences in accounting policies between US GAAP and IFRS.

Group strategy and financial framework	There is no impact on the Group strategy. There is no impact on the financial framework or cash flow.
Transition balance sheet 1 January 2004

  The net assets on the balance sheet at transition, 1 January 2004, are expected to decrease by approximately $4.7 billion and total debt to increase by approximately $0.2 billion. This has a positive effect on ROACE on a net income basis.

Main topics covered:

Employee benefits (pension funds)

  There is no impact on the actuarial position or funding of the pension funds, which continue to be well funded.

  Unrecognised gains and losses at the date of transition (1 January 2004) will be recognised in the 2004 opening balance sheet with a corresponding reduction of retained earnings of $4.9 billion.

  The use of the fair value of plan assets (rather than market-related value) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in net income going forward.

Net equity and CCTD

  At transition (1 January 2004), the composition of net equity changes because cumulative currency translation differences (CCTD) will be recorded as part of retained earnings.

  Retained earnings are increased by approximately $1.2 billion. Net equity and net capital employed are not impacted.

Impairments and reversal of impairments

  IFRS and Netherlands GAAP require the use of discounted cash flows for impairment testing and reversals. If discounted cash flows exceed book value and impairment has previously been taken, a reversal is required.

  Under this methodology, certain Exploration and Production assets (Aera and Venezuela), previously impaired, will be reversed in 2004 and certain US tolling assets in Gas & Power require impairment in 2004.

  This has no impact on net income under US GAAP.

  There is no significant net impact expected on 2004 Netherlands GAAP net income.

Property, plant and equipment

  Major inspection costs will be capitalised using the ‘Solomon’ industry definition of major inspection. At transition (1 January 2004), net assets increase by approximately $0.4 billion.

  Impact on quarterly net income going forward is reflected in lower operating costs and an increase in depreciation.

Joint ventures consolidation	The upstream joint venture in the Netherlands will be accounted for under the equity method under IFRS and proportionately consolidated under US GAAP. There is no impact on net income or net assets.
Share options

  Share options awards made after 7 November 2002 and not vested at 1 January 2005 will be expensed rather than the current practice of pro forma disclosure in the notes to the financial statements. 2004 net income will be reduced by approximately $ 0.1 billion.

  Share option awards continue to be economically hedged through treasury stock.

 The presentation will be available via live audio webcast on www.shell.com/investor at 14:00 GMT (15:00 CET and 09:00 EST) on 22 November 2004. An archive of the audio web cast will be available on the web site by the close of business on 22 November 2004.

Contact:

Investor Relations

London:	David Lawrence +44 207 934 3855
Gerard Paulides +44 207 934 6287
Europe:	Bart van der Steenstraten +31 70 377 3996
USA:	Harold Hatchett +1 212 218 3112

Media Relations:

London:	Andy Corrigan +44 207 7934 5963
Simon Buerk +44 207 934 3453
Europe:	Herman Kievits +31 70 377 8750

The purpose of this briefing is to provide information on the expected impact of the adoption of International Financial Reporting Standards (IFRS). The figures are unaudited. They represent our current best estimates and may be impacted by business or other changes or by changes to IFRS standards or the interpretation thereof. They should be treated with appropriate caution.

Disclaimer statement

The following presentation contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be effected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

The numbers contained in this announcement are based on IFRS expected to be in place at December 31, 2005 and certain of these standards are still subject to review and endorsement.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 22 November 2004